Exhibit 1

Grown Rogue Receives Licensing Approval in New Jersey, Closes

Option 1 to Acquire 44% of ABCO Garden State, LLC

Medford, Oregon, June 5, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, announces it has received licensing approval with the New Jersey Cannabis Regulatory Commission (“CRC”) and closed its first option to acquire 44% of ABCO Garden State, LLC (“ABCO”) on May 31, 2024.

The transaction details are as follows:

●	Grown Rogue has an option to acquire 70% of ABCO through two options; Option 1 was for 44% and Option 2 is for 26%

●	ABCO has an annual cultivation license with the New Jersey Cannabis Regulatory Commission with local zoning and planning approvals and sufficient power supply

●	Upon receiving licensing approval, the Company purchased Option 1 for ~US$1,260,000, which has been paid in cash

●	The Company anticipates exercising Option 2, pending regulatory approval, two years after operations commence. The purchase price for Option 2 is ~US$720,000

●	Grown Rogue has the right to purchase the remaining equity of ABCO at fair market value

“We are pleased to announce that all regulatory approvals from the CRC have been received and we exercised and closed our option to acquire 44% of ABCO on May 31, 2024. We could not be more excited about our partnership with ABCO. Construction is nearing completion for Phase I and we will soon be providing our high-quality, craft cannabis to New Jerseyans,” said Obie Strickler, CEO of Grown Rogue.

For additional information on the Company’s operational performance, see the press release dated May 30, 2024, Grown Rogue Reports First Quarter 2024 Results.

According to the CRC1, New Jersey reported over $800 million in cannabis sales in 2023, growing more than 44% year-over-year. 4th quarter sales were a new quarterly record, reporting over $220 million in cannabis sales, growing 7% quarter over quarter.

[1]	CRC Website

Grown Rogue Receives Licensing Approval in New Jersey, Closes Option 1 to Acquire 44% of ABCO Garden State, LLC

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward‐looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward‐ looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward‐looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward‐looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward‐looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward‐looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward‐looking information except as otherwise required by applicable law.

Grown Rogue Receives Licensing Approval in New Jersey, Closes Option 1 to Acquire 44% of ABCO Garden State, LLC

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662

Grown Rogue Receives Licensing Approval in New Jersey, Closes Option 1 to Acquire 44% of ABCO Garden State, LLC

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